Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

October 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Form S-1 for BioPharma Manufacturing Solutions, Inc.

Please find attached herewith for filing the Registration Statement on Form S-1 for BioPharma Manufacturing Solutions, Inc. (the “Company”).

We look forward to receiving any comments from the Commission following its review and evaluation of the Registration Statement. For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or myself at (310) 709-4338. In addition, we request that all electronic copies of any comment letters or other correspondence from the Commission to the Company also be forwarded to Lee Cassidy and myself at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates